VenFin Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX
TELEPHONE: (021) 888 3200 · TELEFAX: (021) 880 1397

04010391

TELEFAX

82-3760

04 MAR -9 AM 7:21

TO:	Mr Michael Presman Securities & Exchange Commission
TELEFAX NUMBER:	091 (202) 942 9624
FROM:	Brenda Sampson Secretarial Division
DATE:	8 March 2004
TOTAL NO. OF PAGES	(Including this page) **15**

SUPPL

VENFIN LIMITED: INTERIM REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

Dear Sir,

Thank you for informing me of the new fax number. In the past we faxed the interim report/s of VenFin Limited to the Securities & Exchange Commission to fax number 091 (202) 942 9626/7. Due to difficulties experienced with the fax numbers on 3 & 4 March 2004, I decided to contact your offices and Ms Carol Stacey informed me that she will follow up on the matter.

Five original copies of the interim report was also sent via courier on 3 March 2004 to the Securities & Exchange Commission, Division of Corporate Finance, 450 Fifth Street, N.W., Washington, D.C. 20549. I trust that it is in your possession by now.

Herewith a faxed copy of the interim report for your perusal.

Kind regards,

B Sampson

Brenda Sampson
Secretarial Division

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

dlw 3/9

VENFIN LIMITED

(Reg. No. 1948/031037/06)

CARPE DIEM OFFICE PARK, QUANTUM STREET, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE (021) 888-3300 ·· TELEFAX (021) 888-3399

TO:	**SECURITIES AND EXCHANGE COMMISSION** **DIVISION OF CORPORATE FINANCE** **WASHINGTON D.C. 20549, U S A**
FAX NO:	**091 (202) 942 9626 or** **091 (202) 942 9627**
FROM:	**MARIZA LUBBE** **VENFIN LIMITED** **SOUTH AFRICA**
DATE:	**3 MARCH 2004**
RE:	**VENFIN LIMITED**

VenFin Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH, 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3200 · TELEFAX: (021) 880 1397

3 March 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: VENFIN LIMITED (FILE NO 82-3760) – RULE 12g3-2(b)

Ladies and Gentlemen

In connection with VenFin Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of the Company's Interim results for the six months ended 31 December 2003.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

Mariza Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem

(Reg No 1948/031037/06)

VENFIN LIMITED

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF

INTERIM REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003 (UNAUDITED)

INCREASE IN HEADLINE EARNINGS PER SHARE:	**+25.9%**
INCREASE IN NET ASSET VALUE PER SHARE:	**+7.3%**

VENFIN LIMITED

ABRIDGED CONSOLIDATED BALANCE SHEET

	Unaudited 31 December 2003 R million	Unaudited 31 December 2002 R million	Audited 30 June 2003 R million
ASSETS			
Non-current assets			
Goodwill	**565**	505	556
Investments - Associated companies*	**5 371**	6 040	5 595
- Other	**693**	1 156	636
Deferred taxation	**-**	11	-
	6 629	7 712	6 787
Current assets	**1 481**	1 456	1 468
Cash and cash equivalents	**1 452**	1 398	1 414
Other current assets	**29**	58	54
Total assets	**8 110**	9 168	8 255
EQUITY AND LIABILITIES			
Interest of own members	**8 083**	9 107	8 205
Current liabilities	**27**	61	50
Total equity and liabilities	**8 110**	9 168	8 255

*Includes one-third interest in R&V Holdings Limited (R&V). VenFin's attributable interest in the cash of R&V amounts to R1 798 million (30 June 2003: R1 712 million).

VENFIN LIMITED

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Unaudited Six months ended 31 December				Audited Year ended 30 June
	2003			2002	2003
	Company and its subsidiaries R million	Associated Companies R million	Total R million	Total R million	Total R million
Revenue	80		80	163	256
Operating loss	(22)		(22)	(13)	(40)
Net interest income	63		63	75	179
Profit from operations	41		41	62	139
Amortisation of goodwill	(50)	(9)	(59)	(46)	(105)
Impairment of goodwill	(21)	-	(21)	-	(83)
Impairment of assets	(4)	(185)	(189)	(17)	(234)
Equity adjustment:					
Share of net profit before taxation of associated companies		484	484	350	769
Exceptional items	20	(1)	19	362	362
Profit/(loss) before taxation	(14)	289	275	711	848
Taxation	(11)	(143)	(154)	(123)	(255)
NET PROFIT/(LOSS)	(25)	146	121	588	593

Reconciliation of headline earnings:					
BASIC EARNINGS – net profit/(loss)	(25)	146	121	588	593
Plus/(minus) – attributable to own members:					
- Exceptional items	(20)	1	(19)	(362)	(362)
- Amortisation of goodwill	50	9	59	46	105
- Impairment of goodwill and assets	25	185	210	17	317
- (Surplus)/loss on disposal of property, plant and equipment	-	1	1	-	(1)
- Tax effect	-	-	-	13	13
HEADLINE EARNINGS	30	342	372	302	665

EARNINGS AND DIVIDENDS PER SHARE

HEADLINE EARNINGS (cents)	6.0	67.9	73.9	58.7	130.2
BASIC EARNINGS (cents)	(5.0)	29.0	24.0	114.3	116.1
DIVIDENDS (cents)			-	-	25.0

VENFIN LIMITED

SEGMENTAL ANALYSIS – HEADLINE EARNINGS

	Unaudited Six months ended 31 December 2003 R million	2002 R million	Audited Year ended 30 June 2003 R million
Telecommunication	**240**	183	404
Technology	**13**	(17)	(1)
Media	**14**	(19)	(28)
Financial and risk services	**57**	74	135
Corporate	**48**	81	155
	372	302	665

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited Six months ended 31 December 2003 R million	2002 R million	Audited Year ended 30 June 2003 R million
Opening balance	**8 205**	9 335	9 335
Net after-tax cumulative opening balance adjustment (AC 133)	**-**	808	808
Net profit for the period	**121**	588	593
Dividend paid	**(125)**	-	-
Exchange rate adjustments	**(275)**	(807)	(1 345)
Change in reserves of associated companies	**(5)**	(87)	(99)
Net after-tax fair value adjustments for the period (AC 133)	**184**	(368)	(512)
Realisation of fair value adjustments of financial instruments	**(20)**	(348)	(347)
Shares in VenFin Limited acquired by wholly-owned subsidiary	**(151)**	(14)	(228)
Shares in VenFin Limited sold to the VenFin Share Trust	**149**	-	-
Interest of own members	**8 083**	9 107	8 205

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited Six months ended 31 December 2003 R million	2002 R million	Audited Year ended 30 June 2003 R million
Net operating profit before taxation	**275**	711	848
Adjustments	**(382)**	(767)	(958)
Operating loss before working capital changes	**(107)**	(56)	(110)
Working capital changes	**40**	(2)	(12)
Cash utilised in operations	**(67)**	(58)	(122)
Net interest received	**63**	75	179
Dividends received	**106**	20	112
Taxation paid	**(47)**	(22)	(41)
Cash available from operating activities	**55**	15	128
Dividend paid	**(125)**	-	-
Net cash inflow/(outflow) from operating activities	**(70)**	15	128
Investing activities	**108**	523	426
Net increase in cash and cash equivalents	**38**	538	554
Cash and cash equivalents at the beginning of the period	**1 414**	860	860
Cash and cash equivalents at the end of the period	**1 452**	1 398	1 414

VENFIN LIMITED

ADDITIONAL INFORMATION

	31 December 2003	2002	30 June 2003
Number of shares in issue			
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352	35 506 352
Total number of shares in issue	**522 000 002**	522 000 002	522 000 002
- Shares held in treasury (ordinary shares of 1 cent each)	**(21 565 620)**	(8 150 000)	(21 646 966)
	500 434 382	513 850 002	500 353 036
Weighted number of shares in issue	**503 714 598**	514 487 568	510 601 673

- In determining the headline earnings and basic earnings per share the weighted number of shares in issue was taken into account.

	31 December 2003	2002	30 June 2003
Net asset value per share (Rand)			
- At book value	**R16.15**	R17.72	R16.40
- At market value and directors' valuation of investments	**R25.94**	R24.86	R24.17
	R million	R million	R million
Listed investments			
Associated			
- Carrying value	**25**	94	19
- Market value	**47**	91	52
Other			
- Carrying value	**472**	777	607
- Market value	**472**	777	607
Unlisted investments			
Associated			
- Carrying value	**5 346**	5 946	5 576
- Directors' valuation	**10 783**	10 111	9 982
Other			
- Carrying value	**221**	379	29
- Directors' valuation	**221**	379	29
Capital commitments (Including amounts authorised, but not yet contracted)	**8**	13	12

ADDITIONAL INFORMATION (CONTINUED)

	Six months ended 31 December 2003 R million	Six months ended 31 December 2002 R million	Year ended 30 June 2003 R million
Dividends received			
Dividends included in operating profit	**10**	18	20
Dividends from associated companies	**98**	2	92
Exceptional items			
Exceptional items of subsidiary companies consist of the following:			
Net capital surplus/(loss) on the disposal of			
- Richemont A units/depositary receipts	**20**	361	361
- Other long-term investments	**-**	1	(4)
Total before taxation – per income statement	**20**	362	357
Taxation	**-**	(13)	(13)
Total after taxation	**20**	349	344
Share of exceptional items of associated companies after taxation	**(1)**	*	5
Total – attributable to own members	**19**	349	349

**Amount smaller than R500 000*

ANNEXURE A
COMPOSITION OF HEADLINE EARNINGS

	Effective % interest at 31 December 2003**	VenFin's share R million		
		Six months		Year
		31 December 2003	31 December 2002	30 June 2003
<u>ASSOCIATED COMPANIES</u>				
Vodacom	15.0	233	165	376
R&V	33.3	85	94	211
- Dimension Data		12	1	24
- Alexander Forbes		57	74	135
- Other		16	19	52
e-tv	33.0	13	(17)	(24)
Psitek	32.0	8	17	27
Tracker	32.1	6	3	8
Intervid	17.3	-	(4)	(6)
GenuOne	36.9	(3)	(15)	(22)
Other		*	*	(6)
		342	243	564
<u>SUBSIDIARIES</u>		30	59	101
Net interest received		44	53	128
Net management fees		(18)	(16)	(29)
Corporate and other		4	22	2
Headline earnings		372	302	665

* *Amount smaller than R500 000*

** *These percentage interests represent the effective holdings in the respective companies at 31 December 2003, and do not necessarily represent the percentage interest during the accounting period.*

ANNEXURE B
COMPOSITION OF NET ASSET VALUE (R million)

	31 December 2003		31 December 2002		30 June 2003	
	Book value	Valuations	Book value	Valuations	Book value	Valuations
Listed [1]	511	519	942	868	633	659
Richemont A units	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
SAIL	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
iTouch	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
FrontRange	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Idion	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Intervid	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Loans	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Unlisted [2]	6 120	11 012	6 767	10 506	6 158	10 023
Vodacom	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
R&V	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
e-tv	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Tracker	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Psitek	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
GenuOne	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Loans and other investments	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Cash	1 452	1 452	1 398	1 398	1 414	1 414
Total	8 083	12 983	9 107	12 772	8 205	12 096
Net asset value per share (Rand)	16.15	25.94	17.72	24.86	16.40	24.17
Share price (Rand)		21.10		17.61		16.80
Discount to net asset value		18.7%		29.2%		30.5%

(1) Market value
(2) Directors' valuation

COMMENTS

Accounting policies

The interim results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, the Listing Requirements of the JSE Securities Exchange South Africa and the South African Companies Act.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 30 June 2003, with the exception of accounting for the Company's long-term share incentive scheme.

Change in accounting policy

The accounting policy in respect of the Company's long-term share incentive scheme (the "scheme") has been changed.

In the past, the diluted headline and basic earnings per share were based on the weighted number of shares in issue after adjustment for the dilutive effect of shares which were to be issued to participants in the scheme. The trustees of the Share Trust subsequently decided to rather acquire shares in the open market and 9 056 974 shares were purchased during the period under review. Therefore, no diluted headline and basic earnings per share are presented.

The estimated cost of the scheme, after taking into account dividends received on the relevant shares, is not material and is accounted for against income and headline earnings as a once-off expense during the period under review.

Financial review

The headline earnings for the six months to 31 December 2003 increased by 23.2% from R302 million to R372 million.

The headline earnings per share for the six months to 31 December 2003, however, increased by 25.9% from 58.7 cents to 73.9 cents, reflecting the positive effect of the share repurchase programme.

The group's main sources of earnings were: Vodacom Group (Proprietary) Limited (Vodacom) (15.0% interest), which contributed approximately 63% (2002: 55%) to group headline earnings, the associated company R&V Holdings Limited (R&V) (33.3% interest), which contributed 23% (2002: 31%) to headline earnings, and interest income from cash resources, which contributed 12% (2002: 18%) to headline earnings.

The increase in headline earnings is largely attributable to:

- The increase in equity accounted earnings from Vodacom, from R165 million to R233 million, due to the additional 1.5% interest purchased in Vodacom as well as the steady growth in Vodacom's interim earnings.
- The continued turnaround of e-tv during the current interim period. The contribution of e-tv to VenFin's headline earnings for the six months to 31 December 2003 amounted to R13 million, compared to a loss of R17 million during the comparative period.
- Reduced losses at GenuOne Inc, from R15 million to R3 million during the period under review.

Net asset value

The net asset value, at market value of listed investments and directors' valuation of unlisted investments, at 31 December 2003 amounted to R25.94 per share compared to R24.17 per share at 30 June 2003. This represents an increase of 7.3%.

The following factors, or a combination of them, were taken into account in determining the directors' valuations of the unlisted investments:

- Market value and earnings yield of similar listed shares, discounted for limited tradeability of the unlisted shares and/or
- Growth potential and risk factors
- Underlying net asset value
- Profit history
- Cash flow projections

Impairment of investments and goodwill

Provision for impairment of investments and goodwill amounting to R210 million has been made, of which the most significant are the following:

- An impairment provision amounting to R185 million has been made against the carrying value of the Intervid International convertible loan in RFS Holdings to reflect the risks associated with the total investment in the Intervid group.

- An impairment provision amounting to R18 million has been made against the unamortised goodwill created on the investment in SAIL, to reflect the decrease in the share price during the period under review.

Exchange rate differences

Net negative exchange rate differences arising on the translation of foreign entities to SA rand at 31 December 2003 amounted to R275 million (2002: R807 million) and were debited directly to reserves.

Changes to investments

The most significant changes to VenFin's investment portfolio for the six months ended 31 December 2003 were:

FrontRange Limited (FrontRange)

During the period under review, VenFin invested R19 million in JSE listed FrontRange, a developer of business relationship management solutions with a worldwide presence. At 31 December 2003, VenFin's effective interest in FrontRange was 6.9%.

SAIL Group Limited (SAIL)

During the year ended 30 June 2002, it was reported that SAIL, in co-operation with VenFin, entered into an empowerment transaction with AKA Capital in terms of which VenFin sold 20 million of its SAIL shares to AKA Capital. On 31 December 2003 this transaction was partially reversed and 18 million SAIL shares were transferred back to VenFin. Following this transaction, VenFin's interest in SAIL amounted to 26.1%.

Veritas Venture Partners (Cayman) L.P. (Veritas)

During August 2003, VenFin invested a further $150 000 in VVP Fund II, L.P. On 31 December 2003 the total investment in the fund amounted to $450 000.

GEMS Oriental and General Fund II (GEMS)

During the period under review, VenFin invested $6 million in GEMS, a venture capital fund investing in businesses in Asia.

Richemont A units

During September 2003, RGH Investments Limited, a wholly-owned foreign subsidiary of VenFin, sold 2.2 million Richemont A units for R321 million. A capital surplus of R20 million was realised and is accounted for as an exceptional item.

VenFin Share Trust (Trust)

During the period under review, VenFin Securities (Proprietary) Limited (VenFin Securities) sold 8 896 346 of the treasury shares to the Trust for a net consideration of R149 million.

Buy-back of VenFin shares

During the period under review, VenFin's wholly-owned subsidiary, VenFin Securities, acquired an additional 8 815 000 ordinary VenFin shares for R151 million. After the sale of 8.9 million shares to the Trust, the number of shares which are held as treasury shares on 31 December 2003, was 21 565 620, or 4.4% of the issued ordinary shares of 1 cent each.

Since 31 December 2003

Acquisition by VenFin of controlling interest in Intervid Limited (Intervid)

Subsequent to the reconstitution of the Intervid Board on Monday, 23 February 2004, initiated by the Howard family, VenFin offered the Howard family the opportunity to acquire the VenFin shareholding in Intervid at 34 cents per share. The Howard family declined the offer, but accepted an offer to sell their shares to VenFin at the same price. Should the agreement become unconditional, VenFin's effective shareholding in Intervid will increase to 49.78%.

The agreement is subject, *inter alia*, to approval of the transaction by the Competition Authorities. Once such approval has been obtained, VenFin will, in terms of the Securities Regulation Code on Takeovers and Mergers, extend a mandatory offer to all the other minority shareholders of Intervid on substantially the same terms as those agreed with the Howard family.

VenFin has re-entered into discussions with the Intervid Board regarding the ongoing financing requirements of Intervid.

DIVIDENDS

No dividend is proposed for the six months ended 31 December 2003.

GENERAL

In the trading statement dated 4 February 2004, VenFin advised that the increase in headline earnings during this interim period does not necessarily give an indication of the level of earnings growth for the financial year to 30 June 2004. Factors impacting on headline earnings, such as seasonality, mainly in the earnings from Vodacom and e-tv, as well as fluctuations in exchange rates, can distort earnings to 30 June 2004.

The headline earnings for the six months under review was significantly influenced by the uplift effect of the additional 1.5% interest acquired in Vodacom during the second six months of the previous financial year. The impact on headline earnings for the year to 30 June 2004 will be less material as the additional interest has already been accounted for during the second half of the comparative period.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer/Deputy Chairman

Stellenbosch
2 March 2004

DIRECTORS AND ADMINISTRATION

Directors
Johann Rupert* *(Chairman)*,
Josua Malherbe *(Chief Executive Officer/Deputy Chairman)*,
Piet Beyers*, Mike Bosman*, Liesbeth Botha*, Jan Dreyer*, Jan Durand,
GT Ferreira*, Anthony Fletcher*, Elias Links*, John Newbury*
*(*Non-executive)*

Secretary
Mariza Lubbe

Listing
JSE Securities Exchange South Africa
Sector: Financial–Investment Companies

American depositary receipt (ADR) program
Cusip number 759905508 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address
25 Quantum Street, Techno Park, Stellenbosch 7600
P O Box 456, Stellenbosch 7599

Registered office
Carpe Diem Office Park
Techno Park, Stellenbosch 7600

Transfer office
Computershare Limited, 70 Marshall Street,
Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.
Stellenbosch

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)
Corporate Finance

www.venfin.com